VIA EDGAR

November 17, 2016

Justin Dobbie
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
TAHAWI Aerospace Corp.
Amendment No. 2 to the Offering Statement on Form 1-A
Filed November 1, 2016
File No. 024-10617
Dear Justin,
                     Regarding  TAHAWI aerospace Corp  (the "Company"), we are responding to the Staff's comment letter (the "Comment Letter"), dated November 15, 2016, regarding the Company's Form 1-A Amendment No. 2 to the Offering Statement on Form 1-A.
General
1. We note your response to our prior comment 1 and reissue. Because the cash payment for the assets has not yet been paid, it appears that you have not yet acquired the assets from Mael Aircraft. Please revise your financial statements and disclosure throughout to clarify that you have not yet acquired the assets from Mael Aircraft as you have not yet made the cash payment for the assets. In addition, please clarify what you mean in your response that you have "paid Mael shareholders in lieu of shares in TAHAWI aerospace" as you indicate on page 32 that you have paid 2,750,000 shares to Mael shareholders. Finally, if you issued 2,750,000 common shares to Mael shareholders before September 30, 2016, the fair value of these shares should be reflected as a deposit in the balance sheet.

Response:

We have amended the form 1-A thorough out to reflect TAHAWI aerospace did not yet acquired the assets of Mael Aircraft. "TAHAWI Aerospace has acquired the assets of Mael Aircraft pending closing upon a successful offering ".

Regarding my statement "Paid Mael shareholders in lieu of shares in TAHAWI aerospace". According to the asset sales agreement between TAHAWI aerospace and Mael Aircraft, we are obliged to make a partial payment for Mael Aircraft asset in shares in TAHAWI aerospace, the payment of $5.5 Million in shares at the Reg A offering value, which is equivalent $2 per share for the 2,750,000 shares, which we have done so as per the 1-A offering circular and the corporate minutes.  We have also reflected the fair value of Mael Aircraft shareholders shares in our balance sheet in the additional paid in capital as per the staff advise.

Cover Page
2. We note your response to our prior comment 2 and reissue in part. Please revise your cover page to disclose the termination date of the offering and the arrangements you have made to place the funds received in an escrow account.

Response:

We have included the following language in the cover page:
 "The Offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been subscribed, (2) the date which is one year from this Offering Statement being qualified by the Commission, or (3) the date at which the Offering is earlier terminated by the company in its sole discretion"

Also:

"We have made no arrangements to place subscription proceeds or funds in an escrow, trust or similar account, which means that the proceeds or funds from the sale of shares will be immediately available to us for use in our operations and once received and accepted are irrevocable if we reach the minimum offering. See "Plan of Distribution" and "Securities Being Offered" for a description of our capital stock"

   Achievable market share and financial projection, page 21
3. We note your response to our prior comment 4 and reissue. Please tell us why you believe that you have a reasonable basis for the projections given that the company is in the development stage, has not begun production and has no revenues. Refer to paragraph (b) of Part II of Form 1-A.

    Response
The Company is encouraged by the U.S. Securities and Exchange Commission (the "Commission") to use in its filing projections of future economic performance that have a reasonable basis and are presented in an appropriate format as expressed in page 21 forward. The Company believes that the projection of "estimated five years returns from manufacturing and the sale of its aircrafts" "MD&A" provides useful information to investors and represents a key measure used by management. According to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. FR-72, effective December 29, 2003 ("FR-72"), should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business." FR-72 further provides that "companies should provide not only disclosure of information responsive to MD&A's requirements, but also an analysis that is responsive to those requirements that explains management's view of the implications and significance of that information and that satisfies the objectives of MD&A." The Company believes that its presentation of "estimated five year returns from manufacturing and selling its aircrafts is responsive to the Commission guidance under FR-72.

            Reasonable Basis for Projections

The Company's projection of the first five years returns from manufacturing and sales of its aircrafts, and given the company is in the development stage, the Company has disclosed the basis for and assumptions underlying its projections in page 21, and by siting the market analyses provided by "The Aircraft Shipments and Billings according to "GAMA" starting on page 14. In an effort to provide the reader with the benefit of the market condition, expectation and completions historical performance as a context for the projections provided. On page 22 we have clearly build the basis to our five years projections relying on "GAMA" analyses by stating the following "TAHAWI aerospace entree level of the 6 and 10 passages aircrafts is projecting a delivery of about 30 aircrafts in the first 12 months from commencement of operation, we are anticipating 30% growth year after year for the next 5 years, and based on the market analysis provided above we have assumed that we will perform 50% less than the lowest point of unites sold by the least performing manufacturer in our category , and based on the projected sales of 30 aircrafts sold the first 12 months with 30% growth we have built our 5 years projected financial table as follow"

The Company has also included disclosures with its projections on page 21 under "Achievable market share and financial projection". "Certain financial projections and unaudited forecasted financial statements (the forecasted financial statements) concerning the completion of funding and the manufacturing facility.  The forecasted financial statements are based on assumptions made and information gathered by us.  The analysis and forecasts included in the forecasted financial statements are not based on actual operating history. The forecasted financial statements are a compilation only, which means that a certified public accountant has not examined or independently reviewed or audited the forecasted financial statements, and there is no assurance from a qualified, independent third party that the assumptions underlying the forecasts are reasonable. The estimates and assumptions underlying the forecasted financial statements are subject to significant economic and competitive uncertainties and contingencies that are beyond our control.  Therefore, any projections or opinions that are included in this memorandum or in the forecasted financial statements, or that may separately be provided to prospective investors in this offering, should not be interpreted as statements of fact.  Any projections or opinions that are included in this memorandum or in the forecasted financial statements, or that may separately be provided to prospective investors, should not be interpreted as statements of fact.  Investors are cautioned not to place undue reliance on projections and opinions, which may be based on numerous assumptions.  There can be no assurance that any of these assumptions will prove to be correct.  Each prospective investor and his or her authorized representatives are offered the opportunity to ask questions of (and to receive answers from) the directors about the terms and conditions of this offering and the contemplated business and operations of the Company, and to obtain additional information they may consider necessary to verify such information and to make an informed investment decision.  Prospective investors are urged to thoroughly review this memorandum, including all exhibits and attachments, before making any decision regarding an investment in the Company. "

The Company believes that it has a reasonable basis for its projections in compliance with paragraph (b) of Part II of Form 1-A and, additionally, the Company has provided a historical market performance measure, and an additional disclosure in support of the reasonableness of its projections.

We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (201) 281-2211 if you have any questions or comments regarding this letter.
Very truly yours,

/s/ Andy Altahawi
Andy Altahawi

cc:
Mr. Franklin Ogele.